20 Trafalgar Square Nashua, NH 03063

Phone: +1 603.883.5200
Fax: +1 603.595.6993
www.gtat.com

September 10, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:                                         Joseph McCann /Russell Mancuso

Re:                             SEC Comment Letter dated September 3, 2013

GT Advanced Technologies Inc.

Amendment No. 2 to Registration Statement on Form S-3,
filed August 22, 2013

File No. 333-189170

Ladies and Gentlemen:

Pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, GT Advanced Technologies Inc. (the “Company”) is attaching for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy of Amendment 3 to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  A copy of the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions to the Registration Statement, in response to the comment letter to Thomas Gutierrez of the Company, dated September 3, 2013 from the Staff of the Commission, as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff four (4) typeset copies of Amendment No. 3 to the Registration Statement, which have been marked to indicate the changes from Amendment No.2 the Registration Statement, as submitted with the Commission on July 31, 2013.

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated September 3, 2013, are reproduced in italics in numerical sequence in this letter,

and the corresponding responses of the Company are shown below each comment.  All references to page numbers in the Company’s response are to the page numbers in Amendment No. 3 to the Registration Statement.

Prospectus Cover

1.                                      We note your revisions in response to prior comment 1; however, when your revised cover is read with the last sentence of footnote (4) from your fee table, it appears that you intend that a varying amount will be deducted from the $50,000,000 total offering price depending on the price that the selling shareholders receive.  The class of securities, number of securities, offering price, and fee payable for the secondary offering must be separately allocated in the fee table, and the size of the primary offering should not depend on that separately allocated amount.  Please revise your prospectus cover and fee table footnotes to make clear, if true, that the primary offering is for a maximum of $35,637,826 of the securities registered for sale.  Remove any implication that the primary offering amount is dependent of the selling security holders.  In this regard, it appears that footnote 3 in your fee table should not apply to the selling shareholders even though that footnote currently is associated with the “secondary” row of your fee table; please revise or advise.

Response to Comment 1:

The Company advises the Staff that it does not intend the maximum size any primary offering made pursuant to this prospectus to be indeterminate. Accordingly, the Company has revised footnote (4) to the fee table to clarify that the aggregate offering price of all securities issued from time to time by the Company pursuant to the Registration Statement will not exceed $35,637,826.

About This Prospectus, page 1

2.                                      Your response to prior comment 2 addresses only 1,151,792 of the 1,487,604 shares that you say on page 1 of your prospectus are held in escrow.  Please expand your response to prior comment 2 to address the balance of the shares held in escrow.

Response to Comment 2:

The Company acknowledges the Staffs comment and advises that the prior response to comment 2 inadvertently understated the amount of escrow shares.  The 1,487,604 shares in the prospectus is the number of shares placed in escrow.

Industry Developments and Impact on Our Business, page 2

3.                                      We note that you have deleted the disclosure regarding the percentage decrease in your “PV business” and the amount of your negative bookings.  Please restore these disclosures.

Response to Comment 3:

The Company has revised the disclosure to include the percentage decrease in the photovoltaic business and the amount of negative bookings in response to the Staff’s comment.

Incorporation of Certain Documents by Reference, page 17

4.                                      Please revise to incorporate by reference your August 2, 2013 and August 23, 2013 Form 8-K filings.

Response to Comment 4:

The Company has revised the section of the Registration Statement captioned “Incorporation of Certain Documents By Reference” in response to the Staff’s comments.

Exhibit 5.1

5.                                      We note your revisions to prior comment 4; however, footnote 1 to the fee table does not appear to be limited to conversions into common stock, preferred stock or other debt securities as in clause (iii) of this exhibit.  Likewise, the third-to-last bullet point on page 11 contemplates that the debt may be convertible into other securities not addressed in clause (iii) of this exhibit.  Please ensure that your fee table includes all securities that you are registering for sale, that exhibit 5.1 clearly addresses each of those securities, and that your prospectus is consistent with the fee table and exhibit.

Response to Comment 5:

The Company advises the Staff that the convertible securities that the Company is registering may be converted into common stock, preferred stock or debt securities.  In response to the Staff’s comment, footnote 1 to the fee table,  the third to last bullet on page 11 of the prospectus, and Exhibit 5.1 have been revised to clarify that warrants and, if convertible, the preferred stock and debt securities registered may convert into common stock, preferred stock or debt securities.

6.                                      We note your revisions in prior comment 5; however, it is unclear why the penultimate paragraph of this exhibit is necessary or appropriate for the opinion regarding the common stock, including the common stock offered by the selling stockholders.  Please advise or file a revised opinion.

Response to Comment 6:

The penultimate paragraph of Exhibit 5.1 has been revised to clarify that the qualifications contained in this paragraph do not apply to common stock offered by the selling stockholders or to common stock that may be offered from time to time by the company.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (603) 883-5200.

Very truly yours,

/s/ Thomas Gutierrez

Thomas Gutierrez
President and Chief Executive Officer